GENERAL ELECTRIC COMPANY

GE CAPITAL INTERNATIONAL HOLDINGS LIMITED

GE CAPITAL INTERNATIONAL FUNDING COMPANY UNLIMITED COMPANY

June 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Amanda Ravitz

Re:	General Electric Company/ GE Capital International Holdings Limited/ GE Capital International Funding Company Unlimited Company
Registration Statement on Form S-4 (File No. 333-211798)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Electric Company, GE Capital International Holdings Limited and GE Capital International Funding Company Unlimited Company, formerly GE Capital International Funding Company (collectively, the “Registrants”) hereby respectfully request that the effectiveness of the Registrants’ Registration Statement on Form S-4 (File No. 333-211798) filed on June 3, 2016 (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 3:00 P.M., Eastern time, on Monday, June 20, 2016, or as soon as reasonably practicable thereafter.

The Registrants hereby acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants hereby confirm that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Corey R. Chivers of Weil, Gotshal & Manges LLP (212-310-8893) to confirm the effectiveness of the Registration Statement.

Very truly yours, General Electric Company

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

GE Capital International Holdings Limited

By:	/s/ Sian Ong
Name:	Sian Ong
Title:	Authorized Signatory

GE Capital International Funding Company Unlimited Company

By:	/s/ Robert Green
Name:	Robert Green
Title:	Director

cc:	Corey R. Chivers
Partner
Weil, Gotshal & Manges LLP

Brian T. Sandstrom
Executive Counsel, Corporate, Securities & Finance
General Electric Company

Brandon Smith
Executive Counsel, Corporate, Securities & Finance
General Electric Company

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